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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


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                                  AMENDMENT NO. 1

                                         TO

                                      FORM 8-A



                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934




                                   ABGENIX, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



              Delaware                                  94-3248826
----------------------------------------     ---------------------------------
(State of incorporation or organization)     (IRS Employer Identification No.)


                              7601 Dumbarton Circle
                            Fremont, California  94555
               (Address of principal executive offices) (Zip Code)

                                 --------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------
          None                                    None

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Securities to be registered pursuant to Section 12(g) of the Act:

                           Preferred Share Purchase Rights
                           -------------------------------
                                   (Title of Class)

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Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On June 2, 1999, the Board of Directors of Abgenix, Inc. (the "Company") declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $0.0001 par value ("Common Shares"), of the Company, and on June 14, 1999, the Company and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, as Rights Agent (the "Rights Agent") entered into a Preferred Shares Rights Agreement (the "Prior Rights Agreement"). The dividend is payable on June 14, 1999 (the "Record Date"), to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $120.00 (the "Purchase Price"), subject to adjustment. On November 19, 1999, the Company and the Rights Agent entered into the Amended Preferred Shares Rights Agreement (the "Amended Rights Agreement") which supersedes and replaces the Prior Rights Agreement as originally exectued. The Amended Rights Agreement is substantially the same as the Prior Rights Agreement as originally executed, except that all references to Cell Genesys, Inc. are amended to include Cells Genesys, Inc., its affilates, successors or assigns.

     The following summary of the principal terms of the Amended Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Amended Rights Agreement. A copy of the Amended Rights Agreement is attached as EXHIBIT 1 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of:
(i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of

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Directors) following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares; PROVIDED HOWEVER, that Cell Genesys, Inc., its affliates, successors or assigns (collectively, "Cell Genesys") shall not be deemed an "Acquiring Person" and shall not trigger any condition described above until such time as Cell Genesys shall beneficially own more than 25% of the outstanding Common Shares or announces a tender offer to acquire more than 25% of the outstanding Common Shares or until such time as Cell Genesys shall be required to file a report of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to its holdings of Common Shares (collectively, the "Limitations"). The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued, after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) June 2, 2009 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

INITIAL EXERCISE OF THE RIGHTS

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

RIGHT TO BUY COMPANY COMMON SHARES

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

RIGHT TO BUY ACQUIRING COMPANY STOCK

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     Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

EXCHANGE PROVISION
     At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

REDEMPTION

     At any time on or prior to the close of business on the earlier of (i) the Distribution Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

ADJUSTMENTS TO PREVENT DILUTION

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

NO SHAREHOLDERS' RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

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AMENDMENT OF RIGHTS AGREEMENT

     The terms of the Rights and the Amended Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Amended Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED

     Each one one thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position (or, with respect to Cell Genesys, its failure to meet the Limitations) to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.01 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner

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not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.



Item 2.   EXHIBITS.

          1. Amended Preferred Shares Rights Agreement, dated as of November 19, 1999, between Abgenix, Inc. and ChaseMellon Shareholder Services, L.L.C., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as EXHIBITS A, B and C, respectively.




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                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   ABGENIX, INC.

Date: November 30, 1999
                                   By: /s/ Kurt W. Leutzinger
                                       ----------------------
                                       Kurt W. Leutzinger
                                       Vice President and Chief Financial
                                         Officer




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                                   EXHIBIT INDEX


 Exhibit No.                          Exhibit
 -----------                          -------
      1. Amended Preferred Shares Rights Agreement, dated as of November 19, 1999, between Abgenix, Inc. and ChaseMellon Shareholder Services, L.L.C., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.



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